Exhibit 12.1
FuelCell Energy, Inc.
Statement of Computation of Ratio of Earnings
to Combined Fixed Charges and Preferred Dividends
Amounts presented in thousands
Fiscal Years Ended October 31,

	2009	2008	2007	2006	2005	2004

Earnings (loss):

Pre-tax (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(65,440)	$(89,675)	$(65,662)	$(75,151)	$(65,381)	$(87,289)
Add:

Fixed Charges	3,613	3,464	3,463	8,327	6,305	1,244

Amortization of previously capitalized interest	—	—	—	—	—	7

Less:

Preferred dividends	3,208	3,208	3,208	8,117	6,077	964
Interest capitalized in the period	—	—	—	—	—	—

Earnings (loss) as adjusted	$(65,035)	$(89,419)	$(65,407)	$(74,941)	$(65,153)	$(87,002)

Fixed charges:

Interest expense incurred	$265	$100	$84	$103	$103	$137

Estimate of interest within rental expense	140	156	171	107	125	143

Less: interest capitalized in the period	—	—	—	—	—	—

Preferred dividends	3,208	3,208	3,208	8,117	6,077	964

Total fixed charges	$3,613	$3,464	$3,463	$8,327	$6,305	$1,244

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	N/A

Coverage deficiency	$(68,648)	$(92,883)	$(68,870)	$(83,268)	$(71,458)	$(88,248)